

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2011

Via Email
Steven A. Rogers
Chief Financial Officer
Oconee Financial Corp.
35 North Main Street
Watkinsville, Georgia 30677-0205

Re: Oconee Financial Corp.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 10, 2011
File No. 0-25267

Dear Mr. Rogers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Markets, page 1

1. In future filings, please describe the principal economic features and condition of your market area. As warranted, consider including figures for change in average income, unemployment, home sales and prices, and the like.

MD&A
Financial Condition

2. Please revise future filings, such as the MD&A in your Forms 10-Q and risk factors in your Forms 10-K that addresses the following trends or advise us as to why you believe such disclosures are unnecessary:

- The discontinuance of brokered deposits which declined from $9.3 million at December 31, 2009 to $0 at December 31, 2010 and its ongoing impact on the Company and whether any waivers have been or will be sought;
- The increase in nonaccrual loans and classified assets and its impact going forward on the Company and the consent agreement requiring classified asset reductions;
- The decrease of your Leverage ratio below the consent agreement requirement and in decline since December 31, 2009 and its impact on the Company going forward as well as the Company's plan to address the shortfall; and,
- The substantial increase in TDR's from $4 million at December 31, 2010 to $16 million at June 30, 2011 and whether this growth is expected to continue.

3. In addition, please advise us as to the aggregate dollar amount of loans whose terms were extended but were not considered TDR's at both June 30, 2010 and June 30, 2011.

Note 8. Income Taxes, page F-23

4. We note you have net losses for the six-months ended June 30, 2011 and also fiscal years ended 2010 and 2009. Please tell us in detail and revise future filings to explain your basis for concluding that no valuation allowance of your net deferred income taxes is needed. Specifically discuss the facts and circumstances including the nature of the positive and negative evidence you considered and how that evidence was weighted in your determination of whether each significant deferred tax asset was more likely than not to be realized. Refer to guidance starting at ASC 740-10-30-16.

Signature Page

5. Please note that, pursuant to the signature requirements for Form 10-K, the person serving in the capacity of principal accounting officer must be identified.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 6. Loans, page 12

6. Please revise future filings to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.

Results of Operations, page 21

7. We note disclosure on page 14 that your impaired loans have increased from $16.6 million as of December 31, 2010 to $33 million as of June 30, 2011. You also disclose on page 21 that the increase in the provision during the second quarter of 2011 was primarily due to increased loan charge-offs. Please tell us in detail and revise your future filings to more comprehensively bridge the gap between the significant increases in your non-performing and impaired loans and increased charge-offs and provisions. In your discussion, please provide an analysis of the specific and general components of your allowance for loan losses detailing how observed changes in the underlying credit quality of the applicable loan portfolio resulted in and were directionally consistent with each component of the allowance. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses. We may have further comment upon receipt and review of your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at (202) 551-3484 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or me at (202) 551- 3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney Advisor